Stuart M. Strauss
                                               Partner

                                               DIRECT TEL  +1 212 878 4931
                                               DIRECT FAX  +1 212 878 8375
                                               stuart.strauss@cliffordchance.com




April 26, 2006

Mr. Christian T. Sandoe
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:  PowerShares Exchange-Traded Fund Trust
     (File Nos. 333-102228 and 811-21265)

Dear Mr. Sandoe:

Thank you for your telephonic comments regarding the proxy statement (the "Proxy Statement") relating to the Special Meeting of Shareholders of PowerShares Exchange-Traded Fund Trust (the "Trust") to be held on June 14, 2006, filed with the Securities and Exchange Commission (the "Commission") on April 12, 2006. Below, we describe the changes we have made to the Proxy Statement in response to the staff's comments and provide the information you requested.

The Trust has considered your comments and has authorized us to make on its behalf the responses and changes discussed below to the Trust's Proxy Statement. These changes will be reflected in a Definitive Schedule 14A Proxy Statement, which will be filed on EDGAR on or about April 28, 2006.

Secretary's Letter to Shareholders

     Comment 1. Please note that the disclosure in the last paragraph of the Secretary's Letter to Shareholders appears in all caps in the EDGAR filing with the Commission. Please confirm that this disclosure will not appear in all caps in the printed Proxy Statement.

          Response 1: The above-referenced disclosure does not appear in all caps in the Trust's printed Proxy Statement; it appears in bold.

Expenses

     Comment 2. Please boldface the disclosure in the Expenses section of the Proxy Statement that discusses delivery of the annual and semi-annual reports.

          Response 2: The disclosure has been revised accordingly.

Proposal 1--The Acquisition

     Comment 3. Please note in the Proxy Statement that in the event that the shareholders of a specified fund do not approve the New Advisory Agreement that the Existing Advisory Agreement will continue until assigned.

          Response 3: The disclosure has been added.

Proposal 1--Approval of the New Advisory Agreement

     Comment 4. In the third paragraph of the above referenced section of the Proxy Statement, please remove the disclosure that states that in the Purchase Agreement AMVESCAP and A I M have agreed "to use their reasonable best efforts" to comply with the conditions of Section 15(f) of the Investment Company Act and state that they have agreed to comply with such conditions.

          Response 4: We respectfully acknowledge your comments; however, the Purchase Agreement has already been executed and cannot be changed at this time. Please note that we understand that if the Trust's Adviser does not comply with the conditions of Section 15(f), the Adviser cannot rely on the safe harbor set forth in Section 15(f).

     Comment 5. Please clarify the statement that refers to the disclosure in the Purchase Agreement that discusses an order seeking exemption from the provisions of Section 15(f) and note whether an application has been made to the Securities and Exchange Commission. If an application has been made, please add disclosure that states that there is no assurance that such an order will be granted.

          Response  5:  As  of  the  date  of  this  Proxy  Statement,  no  such
          application   has  been  submitted  to  the  Securities  and  Exchange
          Commission. Therefore, the disclosure has been deleted.

Board of Trustees' Considerations

     Comment 6. Please include additional disclosure relating to the specific facts and circumstances surrounding the approval of the New Advisory Agreement.

          Response 6: The Trustees believe that the Proxy Statement discloses in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for their decision to recommend that shareholders approve the New Advisory Agreement.

Proposal 3--General

     Comment 7. Please remove the phrase "are similar to, but" in the second paragraph of the above referenced section.

          Response 7: The disclosure has been deleted.

Proposal 3--Proposal

     Comment 8. Please include additional disclosure that discusses the specific diversification requirements and how those requirements will change with the change in diversification policy.

          Response  8: The  following  disclosure  has been  added to the  Proxy
          Statement:

               As a diversified fund, the China Fund may not, as to 75% of its total assets, (i) invest more than 5% of the value of its total assets in the securities of any one issuer (other than obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities) or (ii) purchase more than 10% of the outstanding voting securities of any one issuer. A non-diversified classification means that the China Fund would not be limited by the 1940 Act with regard to the percentage of its assets that may be invested in the securities of a single issuer.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-4931 or Allison
M. Harlow at (212) 878-4988. Thank you.


Sincerely yours,

/s/ Stuart M. Strauss

Stuart M. Strauss